Exhibit 99.1

Kamada Updates on Withholding Tax Procedures on Previously Announced Cash Dividend to Shareholders

REHOVOT, Israel, and HOBOKEN, NJ – September 3, 2026 – Kamada Ltd. (the “Company”) (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, announced today that it has obtained a tax ruling (the “Ruling”) from the Israel Tax Authority (the “ITA”) with respect to the cash dividend of $0.17 (approximately NIS 0.51) per share on the Company’s ordinary shares (totaling approximately $9.8 million) announced on August 17, 2026 (the “Dividend”), expected to be paid on September 17, 2026 (the “Payment Date”), to shareholders of record at the close of business on August 27, 2026 (the “Record Date”).

As a result of the Ruling, shareholders who hold Company shares as of the Record Date that trade such shares on the Nasdaq Stock Market (“Nasdaq Shareholders”) and who are residents of a country with which Israel has a tax treaty (“Treaty State”), may be eligible for a reduced Israeli withholding tax rate (a “Reduced Withholding Tax Rate”) on their share of the Dividend (the “Nasdaq Dividend”), in comparison to the generally applicable Israeli withholding tax rate, subject to certain terms and conditions as generally set forth below. In addition, Nasdaq Shareholders that are Israeli corporate shareholders may be eligible for an exemption from Israeli withholding tax, subject to the terms and conditions set forth in the Ruling and generally described below.

The description below is not intended to constitute a complete review of the withholding tax procedures related to the distribution of the Nasdaq Dividend, nor does it address the tax liability of any Nasdaq Shareholder. It merely pertains to the Israeli withholding tax procedures concerning the distribution of the Nasdaq Dividend to Nasdaq Shareholders. All shareholders, including Nasdaq Shareholders, are advised to consult their own tax and financial advisors regarding the tax consequences of their specific situations, as well as any tax implications that may arise under the laws of any applicable state, local, foreign, or other taxing jurisdiction.

In order to facilitate the implementation of the procedures set forth in the Ruling for the benefit of Nasdaq Shareholders, the Company appointed IBI Trust Management to serve as a processing agent for the benefit of the Nasdaq Shareholders in connection with the distribution of the Nasdaq Dividend (the “Tax Agent”).

Forms required to be submitted to the Tax Agent in order to benefit from a Reduced Withholding Tax Rate in accordance with the Ruling, as generally described below, are available at the following link - here (the full link appears below, in the Tax Agent’s contact information).

General Withholding Tax Treatment under Israeli Law

As set out in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission on March 11, 2026, with respect to dividends sourced from regular earnings, under the Israeli Tax Ordinance and regulations issued thereunder, the current rate of Israeli withholding tax on dividends paid by an Israeli company is 30% for distributions to a “substantial shareholder” (in general, a person who holds, directly or indirectly, alone or together with another, 10% or more of any means of control in the company) and 25% with respect to distributions to all other shareholders.

Summary of the Main Terms of the Ruling

The following is a summary of some of the key terms of the Ruling. The description below does not purport to cover all of the terms and conditions included in the Ruling and is not a complete translation of the Ruling. To benefit from a Reduced Withholding Tax Rate, Nasdaq Shareholders must comply with all of the terms of the Ruling. All shareholders, including Nasdaq Shareholders, are advised to consult their own tax and financial advisors regarding the Ruling.

1.	On the Payment Date, the Company will withhold 25% of the Nasdaq Dividend amount and remit the tax to the Tax Agent, who will handle it in accordance with the Ruling’s terms and conditions.

2.	The remaining 75% of the Nasdaq Dividend will be sent by the Company to its U.S. transfer agent, Equiniti Trust Company, LLC, which will distribute the amount to the Nasdaq Shareholders, including through brokers holding the Company’s shares in brokerage accounts on behalf of Nasdaq Shareholders.

3.	Nasdaq Shareholders who declare residency in a Treaty State and the sole beneficial ownership of the Nasdaq Dividend may apply to the Tax Agent to receive (subject to meeting documentation and other requirements) the difference between the 25% tax remitted to the Tax Agent and the withholding tax rate specified in the applicable tax treaty. Applications must be received by the Tax Agent between the Payment Date and the close of business on October 7, 2026, together with all relevant documentation, as follows:

(i)	Bank account details, applicable identification document, and confirmation of residence for 2025 issued by the taxing authority of the shareholder’s state of tax residence;

(ii)	A written declaration under which the Nasdaq Shareholder declares that: (a) it is not an Israeli resident for tax purposes for 2025; (b) it does not hold more than 5% of the Company’s issued share capital and its Dividend income does not exceed $500,000; (c) it acquired the shares on or after the listing of the Company’s shares on Nasdaq and while the shares were listed for trading, and it was not an Israeli resident for tax purposes when it acquired the shares; (d) in the case of an individual or a corporation, it is the sole beneficial owner of the Dividend; and (e) in the case of an entity, that more than 75% of its shareholders/partners/beneficiaries (as applicable), directly or indirectly, are individuals who are residents of its state of residence for 2025;

(iii)	Non-Israeli corporate Nasdaq Shareholders must also provide the share register of their shareholders or partners as of the Record Date (in the case of a corporation or partnership) or a list of beneficiaries, settlors and trustees as of the Record Date (in the case of a trust); and

(iv)	Such additional documents as requested by the Tax Agent to establish tax residence or entitlement to a Reduced Withholding Tax Rate.

4.	Israeli corporate Nasdaq Shareholders entitled to an exemption from Israeli withholding tax must provide the Tax Agent, by the close of business on October 7, 2026, a valid ITA certificate of exemption from withholding tax and a copy of their certificate of incorporation.

5.	No refund of excess withholding tax will be made by the Tax Agent for Nasdaq Shareholders holding more than 5% of the Company’s issued share capital or entitled to Dividend amounts exceeding $500,000, except in accordance with a valid ITA approval.

6.	The Tax Agent will transfer withheld amounts to the ITA, excluding those amounts returned to Nasdaq Shareholders, and will return withheld amounts to Nasdaq Shareholders’ accounts within 30 days of payment to the ITA, subject to receipt of the required documentation.

7.	The Ruling addresses only withholding tax procedures and does not determine the actual tax liability of any Nasdaq Shareholder with respect to the Nasdaq Dividend or otherwise.

Tax Agent Contact Information

IBI Trust Management

Tel No: +972-3-5193896, +972 506 209 410

Email: KamadaDividend@ibi.co.il

We encourage you to contact the Tax Agent, at the contact details provided above, if you need any clarifications in completing the forms required under the Ruling to obtain a Reduced Withholding Tax Rate or if you have any questions concerning the process. If you are unable to access the forms via the link below, hard copies of the forms can be obtained free of charge by email, by contacting the Tax Agent at the contact details provided above.

Please note that the Tax Agent will not provide any tax advice to any shareholder, including any Nasdaq Shareholder. Shareholders should consult their own tax and financial advisors.

In order to be eligible to benefit from a Reduced Withholding Tax Rate, Nasdaq Shareholders must provide the Tax Agent with all documentation required under the Ruling no later than October 7, 2026.

If a Nasdaq Shareholder fails to provide the Tax Agent with all the documentation required by October 7, 2026, the Tax Agent will not be able to process that Nasdaq Shareholder’s application and will not be able to return any amounts originally remitted on behalf of such Nasdaq Shareholder nor provide any confirmation of tax withholding to such Nasdaq Shareholder, whether in connection with the Ruling or any other tax filing by such Nasdaq Shareholder.

Link to forms:

https://form.cellosign.co/public/djE6d2Y6OGFiYzU0ZDgtZTYxZi00ZGE0LWEzMTktODFiZWYwYzY2OTg2OlN0YXJ0RXZlbnRfMWl1OTBscQ==

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth of its commercial portfolio, including continued investment in the commercialization and life cycle management of its proprietary products, consisting of six FDA-approved specialty plasma-derived products: KEDRAB®, GLASSIA®, CYTOGAM®, VARIZIG®, WINRHO SDF® and HEPAGAM B®, as well as KAMRAB®, and two equine-based anti-snake venom products. Second, distribution of third parties’ pharmaceutical products in Israel & the MENA region through in-licensing partnerships, including the launch of several biosimilar products in Israel. Third, the Company is ramping up its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three FDA-approved operating plasma collection centers in the United States, in Beaumont, Houston, and San Antonio, Texas. Fourth, the Company aims to secure new mergers and acquisitions, business development, in-licensing and/or collaboration opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term profitable growth. The Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including: (1) the statement that the payment of this cash dividend is not an indication of any future dividends, and (2) the potential eligibility of certain shareholders for a Reduced Withholding Tax Rate on their share of the Nasdaq Dividend, subject to compliance with the terms and conditions of a tax ruling obtained from the Israel Tax Authority. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East, and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, the effect of imposed tariffs on overall international trade and specifically on Kamada’s ability to continue maintaining expected sales and profit levels in light of such tariffs, the effect on the establishment and timing of business initiatives, Kamada’s ability to leverage new business opportunities and integrate them with its existing product portfolio, unexpected results of clinical and development programs, regulatory delays, Kamada’s ability and board discretion to declare and pay annual cash dividends, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with, or furnished to, the SEC and available on the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

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